UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)


                           Ocwen Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   675746 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Barry N. Wish
                        1661 Worthington Road, Suite 100
                         West Palm Beach, Florida 33409
                                 (561) 682-8000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                   May 9, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 10 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 889050 10 0                                         Page 2 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

                                                                   Barry N. Wish
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                                                             N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER                      272,495
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER                  6,857,324
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER                 272,495
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER             6,857,324
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       7,129,819
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           11.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                                                              IN
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 889050 10 0                                         Page 3 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

                                                                    Wishco, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                                                             N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER                            0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER                  6,465,384
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER                       0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER             6,465,384
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       6,465,384
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 889050 10 0                                         Page 4 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)
                                                                    BNW Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                                                             N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER                            0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER                    351,940
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER                       0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER               351,940
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         351,940
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                                                               P
--------------------------------------------------------------------------------

                               Page 4 of 10 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 889050 10 0                                         Page 5 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)
                                                                       BNW, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                                                             N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER                            0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER                    351,940
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER                       0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER               351,940
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         351,940
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------

                               Page 5 of 10 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 889050 10 0                                         Page 6 of 10 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)
                                              Barry Wish Family Foundation, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                                                             N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER                            0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER                     40,000
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER                       0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER                40,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                          40,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                                                              CO
--------------------------------------------------------------------------------

                               Page 6 of 10 Pages

Item 1. Security and Issuer
        -------------------

         The securities as to which this Amendment No. 2 to Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of Ocwen Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

Item 2. Identity and Background
        -----------------------

         This Schedule is filed by Barry N. Wish, Wishco, Inc., a Delaware corporation controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto ("Wishco"), BNW Partners, a Delaware partnership of which the partners are Mr. Wish and BNW, Inc., a Delaware corporation wholly owned by Mr. Wish, and the Barry Wish Family Foundation, Inc., a charitable foundation of which Mr. Wish is a director ("Foundation") (collectively, the "Reporting Persons").

         Mr. Wish's business address is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409. The address of Wishco, BNW Partners, BNW, Inc. and the Foundation is 1661 Worthington Road, Suite 100, West Palm Beach, Florida 33409.

         Mr. Wish is the Chairman Emeritus and a director of the Issuer. Wishco is a holding company. BNW Partners is a general partnership formed for the investment of securities and BNW, Inc. is an S-corporation formed for the investment of securities. The Foundation is a charitable foundation that makes gifts to a wide variety of charities.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Mr. Wish is a citizen of the United States.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a)-(b) As of March 31, 2006, 63,396,645 shares of Common Stock were outstanding. Subsequent to the transactions described in Item 5(c) below, Mr. Wish beneficially owns 7,129,819 shares of Common Stock of the Issuer, which represent approximately 11.3% of the outstanding shares of Common Stock. Such amount includes 272,495 shares held directly by Mr. Wish for which he has sole voting and dispositive power, 6,465,384 shares held by Wishco, with whom Mr. Wish shares voting and dispositive power, 351,940 shares held by BNW Partners, with whom Mr. Wish and BNW, Inc. share voting and dispositive power, and 40,000 shares held by the Foundation, with whom Mr. Wish shares voting and dispositive power.

         Wishco beneficially owns 6,465,384 shares of Common Stock of the Issuer, which represent approximately 10.2% of the outstanding shares of Common Stock. Wishco shares voting and dispositive power over such shares with Mr. Wish, who is the controlling stockholder of Wishco.

         BNW Partners beneficially owns 351,940 shares of Common Stock of the Issuer, which represent approximately 0.6% of the outstanding shares of Common Stock. BNW, Inc. and Mr. Wish share voting and dispositive power over such

                               Page 7 of 10 Pages
shares. The Foundation beneficially owns 40,000 shares of Common Stock of the Issuer, which represent 0.1% of the outstanding shares of Common Stock. As a director of the Foundation, Mr. Wish shares voting and dispositive power over such shares.

         (c) During the past 60 days, the Reporting Persons have engaged in transactions in the Common Stock as set forth below.

                           Reporting                  Number of     Price Per    Source of
                Date         Person     Transaction     Shares        Share         Funds
              -------      ----------   -----------   ---------     ---------    ----------
  1.          3/13/06        Wishco     Disposition     1,000         $9.884         N/A
  2.          3/14/06        Wishco     Disposition     1,000         $9.941         N/A
  3.          3/15/06        Wishco     Disposition     1,000         $9.938         N/A
  4.          3/16/06        Wishco     Disposition     1,000         $9.939         N/A
  5.          3/17/06        Wishco     Disposition     1,000         $9.857         N/A
  6.          3/20/06        Wishco     Disposition     1,000         $9.743         N/A
  7.          3/21/06        Wishco     Disposition     1,000         $9.690         N/A
  8.          3/21/06      Foundation   Disposition     1,000         $9.650         N/A
  9.          3/22/06        Wishco     Disposition     1,000         $9.550         N/A
 10.          3/23/06        Wishco     Disposition     1,000         $9.754         N/A
 11.          3/24/06        Wishco     Disposition     1,000         $9.971         N/A
 12.          3/27/06        Wishco     Disposition     1,000        $10.003         N/A
 13.          3/28/06        Wishco     Disposition     1,000        $10.066         N/A
 14.          3/29/06        Wishco     Disposition     1,000        $10.132         N/A
 15.          3/30/06        Wishco     Disposition     1,000        $10.155         N/A
 16.          3/31/06        Wishco     Disposition     1,000        $10.161         N/A
 17.           4/3/06        Wishco     Disposition     1,000        $10.147         N/A
 18.           4/4/06        Wishco     Disposition     1,000        $10.008         N/A
 19.           4/5/06        Wishco     Disposition     1,000        $10.000         N/A
 20.           4/6/06        Wishco     Disposition     1,000        $10.205         N/A
 21.           4/7/06        Wishco     Disposition     1,000        $10.291         N/A
 22.          4/10/06        Wishco     Disposition     1,000        $10.408         N/A
 23.          4/10/06      Foundation   Disposition     1,000        $10.408         N/A
 24.          4/11/06        Wishco     Disposition     1,000        $10.430         N/A
 25.          4/12/06        Wishco     Disposition     1,000        $10.490         N/A
 26.          4/13/06        Wishco     Disposition     1,000        $10.459         N/A
 27.          4/17/06        Wishco     Disposition     1,000        $10.532         N/A
 28.          4/18/06        Wishco     Disposition     1,000        $10.580         N/A
 29.          4/19/06        Wishco     Disposition     1,000        $10.670         N/A
 30.          4/20/06        Wishco     Disposition     1,000        $10.770         N/A
 31.          4/21/06        Wishco     Disposition     1,000        $10.810         N/A
 32.          4/24/06        Wishco     Disposition     1,000        $10.750         N/A
 33.          4/25/06        Wishco     Disposition     1,000        $10.721         N/A
 34.          4/26/06        Wishco     Disposition     1,000        $10.820         N/A
 35.          4/27/06        Wishco     Disposition     1,000        $11.012         N/A
 36.          4/27/06      Foundation   Disposition     1,000        $11.012         N/A
 37.          4/28/06        Wishco     Disposition     1,000        $11.160         N/A
 38.           5/1/06        Wishco     Disposition     1,000        $11.100         N/A
 39.           5/2/06        Wishco     Disposition     1,000        $11.030         N/A
 40.           5/3/06        Wishco     Disposition     1,000        $11.010         N/A
 41.           5/4/06        Wishco     Disposition     1,000        $11.200         N/A
 42.           5/5/06        Wishco     Disposition     1,000        $11.530         N/A
 43.           5/5/06        Wishco     Disposition   1,000,000      $11.000         N/A
 44.           5/8/06        Wishco     Disposition     1,000        $11.450         N/A
 45.           5/9/06        Wishco     Disposition     1,000        $11.560         N/A
 46.           5/9/06      Foundation   Disposition     1,000        $11.560         N/A
 47.          5/10/06        Wishco     Disposition     1,000        $11.520         N/A

                               Page 8 of 10 Pages

Item 7. Material to be Filed as Exhibits
        --------------------------------

         The following exhibits are included as exhibits to this Schedule:

         1. The Stock Repurchase Agreement between Wishco, Inc. and Ocwen Financial Corporation, dated as of May 5, 2006.

         2. The joint filing agreement among the Reporting Persons is included on the signature page.



                               Page 9 of 10 Pages

Signature
---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

         The undersigned hereby agree that this Statement on Schedule 13D filed on or about this date with respect to the beneficial ownership of shares of Common Stock of Ocwen Financial Corporation is being filed jointly on behalf of each of the persons and entities named below.


Date: May 9, 2006


                                            /s/ BARRY N. WISH
                                            ------------------------------------
                                            Barry N. Wish


                                            WISHCO, INC.

                                            By: /s/ BARRY N. WISH
                                                --------------------------------
                                                Barry N. Wish

                                            BNW PARTNERS

                                            By: /s/ BARRY N. WISH
                                                --------------------------------
                                                Barry N. Wish


                                            BNW, INC.

                                            By: /s/ BARRY N. WISH
                                                --------------------------------
                                                Barry N. Wish


                                            BARRY WISH FAMILY FOUNDATION, INC.

                                            By: /s/ BARRY N. WISH
                                                --------------------------------
                                                Barry N. Wish


                              Page 10 of 10 Pages